June 2, 2005	CaminoSoft Corp 600 Hampshire Road, #105 Westlake Village, CA 91361 Tel (805) 370-3100 Fax (805) 370-3200 www.caminosoft.com

Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CaminoSoft Corp. File no. 033-064534-LA
Form 10-KSB: For the Year Ended September 30, 2004
Form 10-QSB: For the Quarterly Period Ended December 31, 2004
Form 10-QSB: For the Quarterly Period Ended March 31, 2005

Dear Mr. Wilson:

On behalf of CaminoSoft Corp. (“CaminoSoft” or the “Company”), we hereby submit responses to the comments set forth in the letter from the Securities and Exchange Commission (the “Commission”) dated May 17, 2005.

Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Note 4 - Notes Payable, page F-13

Prior Comment no. 5

1.
We note your discussion regarding the qualitative impact of the amounts you plan to reclassify from deferred financing costs to debt discount. Based on the information provided in your response the misclassification of debt discount results in an overstatement of your assets by approximately 20% and 10% as of September 30, 2004 and 2003, respectively, which appears to be quantitatively material to your financial statements. Restate your annual and interim financial statements, as necessary, to properly classify the discount on your debt, or tell us why the amounts that should be reclassified are not quantitatively material.

Company Response:

In response to your comment we are concurrently filing an amended 10-KSB/A for the fiscal year ended September 30, 2004 covering fiscal years ended September 30, 2004 and 2003, and the relevant interim periods (see footnote 9), together with an amended 10-QSB/A for the quarterly period ended December 31, 2004, which reflect the reclassification of the debt discount.

All questions and comments regarding the foregoing can be addressed to David Ficksman on (310) 789-1290 or the undersigned on (805) 370-3100.

Kind regards,

Stephen W. Crosson Chief Financial Officer CaminoSoft Corp.

cc: David Ficksman
Michael Skelton
Martin Casaus